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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. 1)*
AXONYX INC.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
05461R101

(CUSIP Number)
December 31, 2001

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the Rule pursuant to which this Schedule is filed:

        / /      Rule 13d-1(b)

        / /      Rule 13d-1(c)

        /x/      Rule 13d-1(d)

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 05461R101	13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Albert David Angel

2	CHECK THE APPROPRIATE BOX IF A	(a)	/ /
	MEMBER OF A GROUP* (SEE INSTRUCTIONS)	(b)	/ /

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

Number of Shares Beneficially Owned by Each Reporting Person With		5	SOLE VOTING POWER
914,200 shares

		6	SHARED VOTING POWER
0 shares

		7	SOLE DISPOSITIVE POWER
914,200 shares

		8	SHARED DISPOSITIVE POWER
0 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
914,200 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) / /

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 87151H106	13G	Page 3 of 5 Pages

ATTACHMENT

Item 1(a).    Name of Issuer

        Axonyx Inc.

Item 1(b).    Address of Issuer's Principal Executive Offices

        825 Third Avenue, 40th Floor, New York, NY 10022

Item 2(a).    Name of Person Filing

        Albert David Angel

Item 2(b).    Address of Principal Business Office or, if None, Residence

        825 Third Avenue, 40th Floor, New York, New York 10022

Item 2(c).    Citizenship

        See response to Number 4 on page 2.

Item 2(d).    Title of Class of Securities

        Common Stock, par value $.001 per share

Item 2(e).    CUSIP No.

        05461R101

Item 3.    If This Statement Is Filed Pursuant to §§240 13d-1(b) or 240 13d-2(b) or (c), Check Whether the Person Filing Is a

(a)	/ /	Broker or Dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78c)
(b)	/ /	Bank as defined in section 3(a)(6) of the Exchange Act (15 U.S.C. 78c)
(c)	/ /	Insurance Company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c)
(d)	/ /	Investment Company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)
(e)	/ /	An Investment Adviser in accordance with §240 13d-1(b)(1)(ii)(E);
(f)	/ /	An employee benefit plan, in accordance with the endowment fund in accordance with §240 Rule 13d-1(b)(1)(ii)(F)
(g)	/ /	A parent holding company or control person, in accordance with §240 13d-1(b)(1)(ii)(G)
(h)	/ /	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	/ /	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	/ /	Group, in accordance with §240 13d-1(b)(1)(ii)(J).

CUSIP No. 87151H106	13G	Page 4 of 5 Pages

Item 4.    Ownership

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: Albert D. Angel beneficially owns 914,200 shares of Common Stock of which 390,200 shares are issuable upon exercise of currently vested stock options, and 8,000 shares are issuable upon exercise of common stock purchase warrants.
(b)	Percent of class: 5.2%
(c)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote. 914,200 shares
	(ii)	Shared power to vote or to direct the vote. 0 shares.
	(iii)	Sole power to dispose or to direct the disposition of 914,200 shares.
	(iv)	Shared power to dispose or to direct the disposition of 0 shares.

Item 5.    Ownership of Five Percent or Less of a Class

        Not Applicable.

Item 6.    Ownership of More Than Five Percent on Behalf of Another Person

        None.

Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

        Not Applicable.

Item 8.    Identification and Classification of Members of the Group

        Not Applicable.

Item 9.    Notice of Dissolution of Group

        Not Applicable.

CUSIP No. 87151H106	13G	Page 5 of 5 Pages

Item 10.    Certifications

        Not Applicable.

SIGNATURE

        After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 8, 2002
/s/ ALBERT D. ANGEL Albert D, Angel

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SCHEDULE 13G
SIGNATURE